EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

July 26, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Pamela Long

Re:	Pensare Acquisition Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-219162) ( the "Registration Statement")

Dear Ms. Long:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Pensare Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated July 21, 2017, were distributed on or about July 21, 2017, as follows:

202 to individual investors;

203 to FINRA members (which included 34 prospective underwriters and selected dealers); and

57 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated July 21, 2017, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine

Name: Steven Levine

Title:   CEO